UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 5, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

LDR Holding Corporation

File No. 333-190829 and 001-36095- CF#33431

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LDR Holding Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1filed on August 26, 2013. LDR Holding Corporation also requested under Rule 24b-2 confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 23, 2016.

Based on representations by LDR Holding Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.28	S-1	August 26, 2013	through December 31, 2020
10.38	10-K	February 23, 2016	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary